20F ITEM 19 Exhibit 4.h

Kimber Resources Inc.
400 - 789 West Pender Street,
Vancouver, BC, Canada V6C 1H2

Tel: (604) 669-2251   Fax: (604) 669-8577   Email: kimber1@kimberresources.com

March 15, 2002

ROBERT V. LONGE
4762 The Highway
West Vancouver
British Columbia
V7W 1J5

Dear Mr. Longe,

As you are aware, Kimber Resources Inc. (the “Company”) proposes to carry out an initial public offering (an “IPO”) and become listed on the Canadian Venture Exchange (the “CDNX”). You have been employed by and/or have provided on-going management services to the Company since March 30, 1995 and currently hold the position of Director and President of the Company.

This letter will serve to confirm that we wish to continue your services to the Company upon the following terms:

(a)	You will continue to be employed as the President and Chief Executive Officer of the Company during the term of this agreement or until such position is changed by mutual agreement in writing.

(b)
During the term of this agreement you will devote your full working time to the affairs of the Company and commencing on the date the Company closes its IPO on the CDNX, you will be paid the amount of $5000 per month, provided however, if the Company lacks adequate funding and has no reasonable expectations of obtaining the necessary funding to continue its exploration and development activities, this amount may be reduced unilaterally by the Company effective upon 30 days notice in writing to you.

(c)	You will be entitled to 15 days of paid vacation in each calendar year to be taken at a time or times reasonably acceptable to the Company.

(d)	This agreement will become effective on the date the Company closes its IPO and shall continue for a term of two (2) years thereafter.

(e)	The term of this agreement shall be reviewed annually and may be amended and/or extended from time to time by the mutual agreement of the parties in writing.

(f)	Notwithstanding the term of this agreement, you may at any time terminate this agreement by giving not less than 90 days notice in writing to the Company.

If the terms of this letter are acceptable to you would you please sign and return the enclosed copy of this letter.

Yours truly,
Kimber Resources Inc.

per: “Luard Manning”
Luard Manning, Director

Accepted and agreed this 18 day of April, 2002

“R.V. Longe”

Robert Longe